May 12, 2009

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ryan Houseal

Re:	Monotype Imaging Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 000-33612

Dear Mr. Houseal:

This letter is being furnished on behalf of Monotype Imaging Holdings Inc. (the “Company”) in response to comments in the letter dated April 29, 2009 (the “Letter”) from Stephen Krikorian of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas J. Shaw, President and Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K (the “Annual Report”) that was filed with the Commission on March 13, 2009. Amendment No. 1 to the Annual Report (“Amendment No. 1 to Annual Report”) was filed on behalf of the Company with the Commission on May 12, 2009. For your convenience, we will supplementally provide the Staff via courier with four (4) copies of Amendment No. 1 to Annual Report.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Mr. Ryan Houseal

May 12, 2009

Form 10-K for the Fiscal Year Ended December 31. 2008

Item 1. Business

Our Customers, page 6

1.	We note your risk factor disclosure on page 11 that if HP or Adobe discontinued their use of your text imaging solutions in their products the market acceptance of your technologies by other consumer electronics device manufactures could be materially and adversely affected. Please tell us your estimate of the extent to which your revenues are dependant upon the use of your products by HP and Adobe, and also discuss the extent to which you considered including quantitative information in the risk factor or elsewhere regarding the scope of this risk.

RESPONSE:

We believe that the market acceptance of our technologies by other consumer electronics (“CE”) manufacturers could be materially adversely affected if HP or Adobe discontinued the use of our products because of HP and Adobe’s respective roles as market leaders and less so because of the amount of our revenues each of them represents. As a leader in the CE device market, specifically the laser printer market, HP sets industry wide standards relating to capability, functionality and technological features of these CE devices. Adobe’s PostScript is also widely recognized as one of the page description language market standards for laser printers. Their standards are largely adopted by other industry participants, including CE device manufacturers and creative professionals. Integration of our text imaging solutions into HP and Adobe’s products promotes widespread adoption of our technologies by others who seek to maintain compatibility with the market leaders. It also enables us to become the industry standard for text imaging solutions, which provides us with a competitive advantage. Furthermore, as we expand into new geographical markets, we believe that our relationship with HP will enhance our ability to quickly and credibly penetrate those markets. See Lyra Releases Forecast Reports on China’s Ink Jet and Laser Printer Markets New Reports Offer Fresh Insight into China User Purchase Patterns and Printer Requirements, Lyra Research, April 27, 2009, describing HP as the market leader in China with 45 percent of total unit shipments and pointing to its similar worldwide market share (available at http://www.lyra.com/PressRoom.nsf/0/51AD1B798E8BC9AA852575A2006F1BB1?OpenDocument).

The Company respectfully advises the Staff that it considered including quantitative information in the risk factor disclosure regarding HP and Adobe. Given that the significance of the integration of the Company’s text imaging solutions by HP and Adobe into their products is primarily related to their role as market leaders and industry standard setters rather than the amount of revenues that we generate from them, we determined that disclosure of such quantitative information was not helpful for an understanding of the scope of this risk. Additionally, the Company believes that any quantitative information with respect to such revenues could be misleading in that it may not adequately represent the value we derive from our relationships with HP and Adobe. Based on the above, the Company concluded that including quantitative information in the risk factor or elsewhere regarding the scope of this risk would be neither informative nor meaningful.

Mr. Ryan Houseal

May 12, 2009

Item IA. Risk Factors

Risks Related to Our Business

“The market for text imaging solutions for laser printers is a mature market growing at a slower rate....” page 13

2.	We note your disclosure regarding the relatively slow growth rate of the laser printer market. We further note your disclosures that your revenue growth over the prior three fiscal years has been due, in part, to the growth in sales of laser printers incorporating your text imaging solutions. Please tell us whether you considered quantifying the percentage of your revenues derived from sales of your products to laser printer manufactures during the prior three fiscal years so that investors may have a better understanding of the effect that a decline in laser printer sales will have on your operations. We also note your disclosure in Management’s Discussion and Analysis on page 30 that you “derive a majority of your revenue from a limited number of customers, in particular manufacturers of laser printers and mobile phones. “ Please tell us whether you considered providing disclosure containing language regarding your relationship with mobile phone manufacturers similar to your disclosure regarding your relationship with laser printer manufacturers.

RESPONSE:

The Company respectfully advises the Staff that we have previously considered quantifying the percentage of our revenues derived from sales of our products to laser printer manufacturers. For the reasons described below, we have concluded that such disclosure could be misleading as our overall growth, and more specifically the growth of our sales to laser printer manufacturers, may or may not mirror the overall growth rate of the laser printer market.

While the slow growth of the laser printer market represents a risk to our business, there are several mitigating factors that affect our actual performance in the laser printer market. Such factors include our ability to target specific segments within the laser printer market (i.e. multi-function devices, laser color printer, laser monochromatic printers) that may have a higher projected segment-specific growth rate or higher rates of technology adoption. By way of example, in 2009, IDC predicted that worldwide laser printer shipments would grow at 7% per year until 2011, but that color multifunction devices would grow at 14% per year over that same period. Thus, it has been the Company’s strategy to counterbalance the risk of slower overall industry growth by supplying additional technologies (e.g. technology for control panel displays, color printer technology, Asian typeface display technology, etc.) to our laser printer manufacturer customers thereby outperforming the laser printer market overall growth rate.

Furthermore, in order to quantify the percentage of our revenues derived from sales of our products to laser printer manufacturers in a meaningful way, the Company would need to

Mr. Ryan Houseal

May 12, 2009

provide segment-specific information for each of the segments described above as well as corresponding growth rates for those market segments. In the royalty reports provided to us by laser printer manufacturers, our customers typically aggregate their sales of our fonts and technologies rather than breaking them down by segment. Accordingly, the Company does not have reliable customer data to support accurate revenue information which can be correlated to market segment growth data.

To summarize, we believe investors should be aware that we generate a significant portion of our revenues from a mature market. We respectfully submit that our current disclosure appropriately describes that risk. We do not believe that quantifying the percentage of our revenues derived from sales of our products to laser printer manufacturers would be helpful for investors because it would not give them a better understanding of the effect that a decline in laser printer sales would have on our operations given how we counterbalance projected growth rates. In addition, any information we could provide would be confusing and/or misleading because we do not have the customer sales data we would need to give investors accurate information with respect to how our revenues are split between laser printer revenues and additional technologies sold to laser printer manufacturers or with respect to how these revenues change from period to period.

Also, we have considered providing disclosure regarding our relationship with mobile phone manufacturers similar to our disclosure regarding our relationship with laser printer manufacturers. Our relationship with mobile phone manufacturers is similar to that of laser printer manufacturers in that both embed our technologies in their hardware devices. However, the risks associated with the maturity level of the laser printer industry and its slow growth rate are not applicable to the mobile phone markets. The mobile phone industry is far from mature and our revenue growth is less dependent on industry growth trends and more dependent upon the adoption of our technologies. We speak to the general risks associated with the rate of growth of the market for CE devices (which includes mobile phones) on page 12 of our Annual Report, and we also highlight the risks associated with penetrating our existing markets on page 11 of our Annual Report. We feel this level of discussion is appropriate and more descriptive of the risks associated with the mobile phone and other similar markets.

Results of Operations

Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007

Revenue, page 38

3.	You state that the increase in royalty revenues and license revenues of your OEM marketing segment was due to an increase in your display imaging, driver and printer imaging and an increase display imaging, respectively. In your response, please provide more descriptive and informative information about the developments in the OEM customer markets that contributed to/resulted in fluctuations in your revenues, so as to provide investors with a better understanding of what is taking place in the market for OEM products. See Item 303(a)(3)(iii) of Regulation S-K.

Mr. Ryan Houseal

May 12, 2009

RESPONSE:

The Company acknowledges the Staff’s comment. The Company believes that the information provided under “Industry Overview and Market Opportunity” beginning on page 2 of our Annual Report describes the customer market landscape, including how customer needs have evolved over time, and provides a foundation for the discussion of the Company’s revenues on page 38 of our Annual Report. In future filings, the Company will provide additional descriptive and informative information within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” about specific developments in our OEM customer markets that have contributed to/resulted in fluctuations in our revenues.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 60

4.	We note that you have recorded excess tax benefits from stock-based compensation as a cash inflow from financing activities in fiscal years 2008 and 2007. Please tell us your consideration for paragraphs 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In this regard, the realized tax benefit related to the excess of the deductible amount over the compensation cost recognized should be classified in the statement of cash flows as a cash inflow from financing activities and a cash outflow from operating activities. Please advise or revise future filings as appropriate.

RESPONSE:

The Company has considered paragraph 23.c of Statement of Financial Accounting Standards (“SFAS”) No. 95 and paragraph A96 of SFAS No. 123R and respectfully advises the Staff that it believes that the excess tax benefits from stock-based compensation are properly classified in the statements of cash flows as both a cash inflow from financing activities and a cash outflow from operating activities. A separate line item in the statements of cash flows from operating activities was not used as the outflow is included in the net change in accrued income taxes. This presentation was based on the immaterial nature of the amount (approximately 0.2%, 3.4% and 0% of cash flows from operations for the years ended December 31, 2008, 2007 and 2006, respectively) and other qualitative considerations as described in SEC Staff Accounting Bulletin No. 108, Considering Effects of Prior Years Misstatements when Quantifying Misstatements in Current Year Financial Statements, as well as the fact that total net cash provided by operating activities is properly stated. A separate line item is presented in “Cash flows from financing activities” as there are no other line items in such section in which to appropriately include it. The Company acknowledges the Staff’s comment and advises the Staff that it will continue to monitor this item and, if the excess tax benefits from stock-based compensation become material, in future filings we will present cash outflows from such excess tax benefits as a separate line item in our statements of cash flows from operating activities.

Mr. Ryan Houseal

May 12, 2009

Notes to Consolidated Financial Statements

18. Supplementary Financial Data (Unaudited), page 92

5.	Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K, which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

RESPONSE:

The Company advises the Staff that it considered the disclosure of gross profit within selected quarterly financial data as required under Item 302(a)(1) of Regulation S-K and notes that the Company presents its statement of operations utilizing a single step income statement approach as allowed under Item 503 of Regulation S-X and does not present gross profit as a separate financial statement line item. As a result, the Company considered presenting cost of revenue as allowed under Question 3 of SAB Topic 6.G in the Supplementary Financial Data (Unaudited) footnote, noting that cost of revenue and cost of revenue-amortization of acquired technology are the least significant components of our total operating costs and expenses in the Company’s statements of operations, representing approximately 12% and 4%, respectively, of total operating costs and expenses in 2008. Comparatively over 2008 and 2007, cost of revenue has been relatively consistent, increasing $396,000 or 5% from 2007 to 2008. Cost of revenue-amortization of acquired technology has remained consistent period over period. Based upon the relative amounts involved and the significance to investors of total operating costs and expenses, the Company elected to exclude cost of revenue data from the Supplementary Financial Data (Unaudited) footnote. The Company advises the Staff that it will consider presenting cost of revenue and cost of revenue-amortization of acquired technology in its selected quarterly financial data disclosures in future reports filed on Form 10-K, if the amounts begin to fluctuate in a meaningful way to investors.

Item 9A. Controls and Procedures, page 92

6.	We note your statement that “[a]ll internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.” When you provide language referring to the limitations of your internal control systems or your conclusion as to their effectiveness, you should also state clearly, if true, that your disclosure controls and procedures are designed to provide a reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at http://www.sec.gov/rules/final/33-8238.htm.

Mr. Ryan Houseal

May 12, 2009

RESPONSE:

The Company acknowledges the Staff’s comment. The Company advises the Staff that our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act, are designed to provide a reasonable assurance of achieving their objectives. Additionally, the Company advises the Staff that our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by our Annual Report. Based on that evaluation, our management concluded that our disclosure controls and procedures are effective at that reasonable assurance level. In future filings, the Company will state clearly that our disclosure controls and procedures are designed to provide a reasonable assurance of achieving their objectives and will state that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level, as appropriate.

Item 11. Executive Compensation, page 96

Incorporated by Reference from Definitive Proxy Statement filed on April 6, 2009

Executive and Director Compensation, page 18

Compensation Discussion and Analysis, page 18

“What information do we review when determining executive compensation?”, page 19

7.	You state that you benchmarked the total compensation of your executive officers in fiscal year 2008 to a peer group of software companies and companies in the digital media industry and in fiscal year 2009 to a peer group of public companies in the digital media industry. Please tell us the extent to which you considered the comparative performance of these technology companies, and, if you did, how your performance compares to theirs. In addition, please confirm in your response that you will provide such information in future filings when applicable.

Mr. Ryan Houseal

May 12, 2009

RESPONSE:

The Company advises the Staff that for fiscal year 2008, the compensation committee of our Board of Directors (the “Compensation Committee”) considered the comparative performance of companies within a selected peer group based on total revenue, trailing four quarters revenue and market capitalization of each peer company, which data was provided by DolmatConnell & Partners, an independent compensation consulting firm retained by the Compensation Committee. In addition, the Compensation Committee considered additional peer group comparables, also provided by our independent compensation consultant, on a one-year and three-year quarterly basis for all categories, which included: total shareholder return, revenue growth, gross profit margin, EBITDA margin, net income margin (as unadjusted for stock expense), net income margin (as adjusted for stock expense) and operating income margin. Our performance as compared to the peer group is set forth below:

Revenue	21st Percentile or $74 million

Trailing 4 Quarters Revenue	34th Percentile or $86 million

Market Capitalization	67th Percentile or $390 million

Total Shareholder Return (one-year)	N/A

Revenue Growth (one -year)	54th Percentile or 13.4%

Gross Profit Martin (one -year)	86th Percentile or 76.8%

EBITDA Margin (one -year)	99th Percentile or 49.8%

Net Income Margin Unadjusted (one -year)	68th Percentile or 6.4%

Net Income Margin Adjusted (one -year)	57th Percentile or 6.4%

Operating Income Margin (one -year)	99th Percentile or 34.6%

As the Company had not been a public company for a period of three years at the time of this comparative review, all categories for comparables on a three-year basis and the one-year comparable for the “Total Shareholder Return” category resulted in a “Not Applicable” when compared to our peer group comparable information. The peer group comparable information considered for benchmarking compensation for fiscal year 2008 was based on the most recent data available, which included data for the last three fiscal quarters for 2006 and the first fiscal quarter for 2007.

For fiscal year 2009, the Compensation Committee considered comparative performance of companies within a selected peer group, which data was provided by our independent compensation consultant, based on the revenue, market capitalization, net income and P/E ratio of each peer company. Our performance as compared to the peer group is set forth below:

Revenue	44th Percentile or $114 million

Market Capitalization	82nd Percentile or $492.5 million

Net Income	66th Percentile or $9.1 million

P/E Ratio	91st Percentile or $54 million

The peer group comparable information considered for benchmarking compensation for fiscal year 2009 was based on the most recent data available, which included data for the last three fiscal quarters for 2007 and the first fiscal quarter for 2008.

Mr. Ryan Houseal

May 12, 2009

We reviewed all comparables against our results and concluded that a target of the 50th percentile for executive compensation when compared to the peer groups was our appropriate target for fiscal years 2008 and 2009. Although the Company’s performance was above the 50th percentile in the majority of categories, we felt that because our revenue was below the 50th percentile, a higher target was not warranted.

In future filings, the Company will provide information regarding our performance as compared to the performance of companies in our respective peer group, where applicable.

“What were the results of the decisions made with respect to executive compensation for 2008?”, page 24

8.	We note from your Summary Compensation Table that your chief executive officer and president, Mr. Douglas J. Shaw received cash incentive compensation payments of $121,500 for 2008. We further note your disclosure on page 25 discussing the personal performance objectives and overall performance of your executive officers which were taken into account by your compensation committee and Mr. Shaw in determining the amounts of those payments. Please tell us the conclusion reached by the committee regarding the personal performance objectives and overall performance of Mr. Shaw in its determination of his fiscal year 2008 cash incentive compensation payments. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

The Company advises the Staff that the Compensation Committee concluded that, based on a consideration of the factors set forth on page 25 of the Company’s Definitive Proxy Statement filed with the SEC on April 6, 2009 (the “Proxy Statement”), Mr. Shaw met his pre-determined personal performance goals. Specifically, the Compensation Committee determined that Mr. Shaw was instrumental in the achievement of the Company’s financial targets, including revenue and profit growth year-on-year despite a challenging economic climate, and in fostering the stability and performance of the executive management team, including the successful integration of Scott Landers, our Chief Financial Officer, and other key members of the team. In future filings, the Company will clearly provide disclosure which presents the Compensation Committee’s conclusions as to all executive officers, as applicable.

Mr. Ryan Houseal

May 12, 2009

“What decisions did we make with respect to executive compensation for 2009”, page 25

9.	You state on page 26 that your “compensation committee also has the discretion to pay amounts not allocated under other Company incentive compensation plans to [your] executive officers.” It appears you should provide more specific guidance about circumstances in which your compensation committee may or would exercise its discretion to make these payments and what factors will it consider. See Item 402(b)(2)(vi) of Regulation S-K.

RESPONSE:

The Company advises the Staff that monies for payment of cash incentive compensation are accrued on an annual basis. Amounts are accrued separately for payment of bonuses to executive officers and payment of bonuses to non-executive employees. Our executive management team, together with our managers, determines cash incentive compensation recommendations for non-executive employees based on employee performance reviews, with final determinations made by our President and Chief Executive Officer. Cash incentive compensation recommendations for executives (other than our President and Chief Executive Officer) are determined by our President and Chief Executive Officer, with final determinations made by our Compensation Committee. Cash incentive compensation determinations for our President and Chief Executive Officer are made by our Compensation Committee. After completion of this process whereby cash incentive compensation is determined, an assessment is made as to whether there are accrued bonus monies which have not been allocated to non-executive employees and a similar determination is made for monies accrued for payment to executive officers. We then consider whether executive officers and non-executive employees who received a performance review with a rating of “Above Expectations” or higher should receive an increased bonus paid out from the pool of unallocated accrued bonus monies.

Our Compensation Committee has the discretion to allocate monies from the non-executive employee unallocated pool as an increased bonus for an executive officer who has received a performance review with a rating of “Above Expectations” or higher and deserves an additional bonus. The Compensation Committee also has the discretion to allocate money from the executive officer unallocated pool as an increased bonus for a non-executive employee who has received a performance review with a rating of “Above Expectations” or higher and in management’s assessment deserves an additional bonus. For fiscal 2008, the Compensation Committee did not exercise its discretion to allocate unallocated amounts from either bonus pool.

In future filings, the Company will provide additional guidance about circumstances in which our Compensation Committee may or would exercise its discretion to make such payments and what factors it will consider.

Summary Compensation Table—Fiscal Years 2006, 2007 and 2008, page 27

10.	We note your disclosure in footnote 8 to your Summary Compensation Table that “All Other Compensation” to your named executive officers includes compensation derived from their participation in your Profit Sharing Program. We further note your disclosure

Mr. Ryan Houseal

May 12, 2009

on page 30 that pursuant to certain employment agreements, your named executive officers are entitled to participate in all profit sharing programs. To the extent that participation in your Profit Sharing Program is limited to your executive officers, or another narrow group of your employees, please include a discussion of the material terms of such program in your compensation discussion and analysis. See Item 402(b)(2) of Regulation S-K.

RESPONSE:

The Company advises the Staff that participation in our Profit Sharing Plan is open to all of our employees regardless of whether or not such employee is an executive officer. As set forth on page 18 of the Proxy Statement, we “offer a benefits package to our executives which is the same as that provided to all full-time employees.” Additionally, on page 24 of the Proxy Statement under “Benefit Plans”, we note that “there are no additional benefits or perquisites that are available to our executive officers that are not also available to all of our employees.” Given that participation in the Profit Sharing Plan is not limited to our executive officers or any other narrow group of employees, the Company respectfully submits that no further discussion of the material terms of our Profit Sharing Plan is required in our compensation discussion and analysis.

11.	We note that you have included the amounts for the signing bonuses paid to Mr. Landers and Mr. Braverman, and the transaction bonus paid to Mr. Seguin, in the “All Other Compensation” column of your Summary Compensation Table. Please note that the “all other compensation” column of the summary compensation table should include only compensation that you could not properly report in any other column of the table. See Item 402(c)(2)(ix) of Regulation S-K. As you refer to above-referenced payments to Mr. Landers, Mr. Braverman and Mr. Seguin as “bonuses”, please tell us why these amounts were not included in column (d) – “Bonus” – to your Summary Compensation Table pursuant to Item 402(c)(2)(iv) of Regulation S-K. In addition, please consider including a description of the basis for the transaction bonus paid to Mr. Seguin as well as your use of signing bonus awards as a compensatory mechanism.

RESPONSE:

The Company acknowledges the Staff’s comment. The Company advises the Staff that we concluded that the signing bonus payments to Messrs. Landers and Braverman belonged in the “All Other Compensation” column of our Summary Compensation Table because these payments were not made pursuant to any compensatory or discretionary bonus plan and were unrelated to any services rendered by the respective executive officer as an employee of the Company. Therefore, the Company concluded that these payments should be categorized as “other” compensation. In future filings, however, any such bonus payments will be included in column (d) – “Bonus” – of our Summary Compensation Table.

With regards to Mr. Seguin’s transaction bonus, this payment was a change in control payment paid pursuant to a letter agreement between Mr. Seguin and Agfa Monotype, our predecessor

Mr. Ryan Houseal

May 12, 2009

entity. Pursuant to the letter agreement, Agfa Monotype was obligated to pay Mr. Seguin a transaction bonus payable in the event that Agfa Monotype underwent a fundamental change, such as our acquisition from Agfa Corporation. Upon our acquisition from Agfa Corporation on November 5, 2004, the transaction bonus became due and payable. Pursuant to the terms of the letter agreement, the amount of the transaction bonus is based upon the proceeds received by Agfa Corporation upon the acquisition of Agfa Monotype. Item 402(c)(2)(ix)(D)(2) states that amounts paid to an executive pursuant to an arrangement in connection with a change in control of the registrant should be reported in column (i) – “All Other Compensation.” Therefore, the Company concluded that this payment should be categorized as “other” compensation and included in column (i) rather than in column (d).

Finally, the Company advises the Staff that we do not use signing bonuses as a standard component of our compensation program. We consider signing bonuses to be an individually negotiated compensation term, which is not as part of our compensation program and is not a compensatory mechanism.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm

12.	Please revise to properly evidence the signature of the independent public accounting firm that issued its consent to the incorporation by reference of this Form 10-K in the registration statement on Form S-8 pertaining to your 2004 Stock Option and Grant Plan and the 2007 Stock Option and Incentive Plan of Monotype Imaging Holdings Inc. Please refer to Rule 302 of Regulation S-T.

RESPONSE:

The Company advises the Staff that it has revised Exhibit 23.1 to properly evidence the signature of the independent public accounting firm that issued its consent to the incorporation by reference of its Form 10-K in the registration statement on Form S-8 pertaining to our 2004 Stock Option and Grant Plan and the 2007 Stock Option and Incentive Plan of Monotype Imaging Holdings Inc. as reflected in Amendment No. 1 to Annual Report. We note that the conforming signature of our independent accounting firm was inadvertently omitted and that the Company received the manually signed consent on the date of the filing of our Annual Report.

*     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Ryan Houseal

May 12, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 570-1761.

Sincerely,

/s/ Lizette M. Pérez-Deisboeck Lizette M. Pérez-Deisboeck

cc:	Douglas J. Shaw, Monotype Imaging Holdings Inc. Scott E. Landers, Monotype Imaging Holdings Inc. Janet M. Dunlap, Esq., Monotype Imaging Holdings Inc. Jeffrey C. Hadden, Esq., Goodwin Procter LLP